Exhibit 3

Media Release

27 May 2003

Mayne to sue Pan for increased damages claim

Mayne has announced that it has formally filed its claim against Pan Pharmaceuticals Ltd (Pan) in the Supreme Court of Victoria to pursue the recovery of all its costs and any losses associated with the recent product recall.

Mayne has now received the majority of products returned from retailers that were affected by the Pan recall and it can therefore more accurately assess the financial effect on the business.

Following the Therapeutic Goods Administration (TGA) announcement of Pan’s licence suspension, Mayne acted rapidly and initiated actions to protect the health and safety of consumers and also to assist in protecting the longer term value of its complementary health brands with both consumers and retailers.

The estimated after tax costs associated with the recall are comprised of approximately $20 million for recalled stock; costs associated with legal, logistics and media of approximately $5 million; and costs, still to be quantified, to support and redevelop the business during these conditions. These estimates, which will be treated as a significant item, do not assume the reimbursement of any costs and losses from Pan.

Due to the scale of the recall, the earnings contribution from the Consumer Products division is expected to be approximately breakeven for the full year.

Mayne is anticipating the effects of the recall will continue into next financial year as the process of sourcing manufacturing for the full product range continues and the total health supplement category is still expected to take some months to fully recover.

Mayne will vigorously pursue all avenues for the full recovery of all the costs and losses associated with the TGA initiated recall of Pan manufactured products.

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